02029899

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PE 4/4/02

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

APR 4 2002

April 4, 2002

GALLAHER GROUP PLC
(Translation of registrant's name into English)

PROCESSED
APR 15 2002
THOMSON FINANCIAL

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
United Kingdom
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

GALLAHER GROUP PLC

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALLAHER GROUP PLC

Date: April 4, 2002

By: ....

Name: C T Fielden

Title: Group Legal Adviser

Gallaher Group Plc Annual Review and Summary Financial Statement 2001

Gallaher Group Plc Annual Review and Summary Financial Statement 2001


SILK
CUT


CITY
LIGHTS
CITY

Turnover £5.798m (2000: £4,454m)

+30.2%

EBITA* £480m (2000: £445m)

+8.1%

PBTA** £387m (2000: £350m)

+10.4%

Earnings Per Share*** 46.1p (2000: 41.0p)

+12.5%

Proposed Final Dividend 17.3p (2000: 16.1p)

+7.5%

* Earnings before interest, tax, amortisation of intangible assets and exceptional charge.
** Profit before tax, amortisation of intangible assets and exceptional charges.
*** Adjusted: before amortisation of intangible assets, and exceptional charges.

Gallaher Group Plc
Annual Review and Summary Financial Statement 2001

First published 2002

Definitions
The terms "Gallaher" and "Group" refer to Gallaher Group Plc and its subsidiaries. The term "Liggett-Ducat" refers to the Liggett-Ducat group of companies. The term "Austria Tabak" refers to Austria Tabak Aktiengesellschaft. The term "ATG" refers to Tobaccoland Automatengesellschaft mbH & Co KG. The term Lekkerland-Tobaccoland refers to Lekkerland-Tobaccoland GmbH & Co KG. The term "TOBA" refers to Tobaccoland Austria (Tobaccoland Handels GmbH). The term "BAT" refers to British American Tobacco p.l.c. The term "Fortune Brands" refers to Fortune Brands, Inc. (formerly American Brands, Inc.).

Design
Radley Yeldar

Photographs
John Edwards and Robert Riche

Printed in the UK by CTD Capita

Contents

This is an extremely strong set of results. In 2001, we used the strength of our UK earnings base to expand overseas, both organically and by acquisition. Liggett-Ducat met our expectations and continues to demonstrate its potential. Austria Tabak has proved to be an excellent acquisition which has substantially strengthened our European operations, and its integration is already confirming its strategic significance to the Group.

The current year has begun well and I am confident of our ability to continue to increase returns to shareholders.

Nigel Northridge, Chief Executive, 5 March 2002

Gallaher's 2001 performance underlines the success of the Group's strategy – to build a balanced portfolio of interests in mature and growth markets. Gallaher's market leading positions in Austria, Sweden, the Republic of Ireland and the UK underpin the Group's interests in growth markets in the CIS – in particular, Russia – Central Asia, and Asia Pacific. Current trading remains in line with management and market expectations.



Peter Wilson Chairman,
5 March 2002

Chairman's statement 2001 was another outstanding year for Gallaher. We lifted cigarette volume sales, turnover, profit and earnings per share. We are proposing a final dividend increase of 7.5% to 17.3p per ordinary share, 69.2p per ADS.

Our international growth was considerably enhanced by the acquisition of Austria Tabak, the market leader in Austria and Sweden with exports to over 40 countries. This exciting venture consolidates our strength in Europe, giving us greater international coverage and an enhanced portfolio of brands. Towards the end of the year we also acquired a factory in Ukraine, which will support our further growth in this market.

In the UK, we remain wholeheartedly supportive of H.M. Customs' increased efforts against the difficult issue of smuggling, and continue to work closely with them. And we have seen signs of success in 2001. Indeed, I also believe that the apparent recognition by the Government that the levels of duty it sets play an important role in tackling this problem – in that the 2001 duty increase was not above inflation – assisted the situation. As such, I sincerely hope the Chancellor will resist the temptation to revert to above inflation duty increases in his Budget next month.

We have seen several Board changes recently. I would like to extend a warm welcome to Heinz Schiendl who has joined the Board as Commercial Director, Europe, while also maintaining his position as Director General of Austria Tabak, and to Neil England, who has joined us as Commercial Director, UK and Ireland. Richard Delbridge has also joined the Board as a non-executive director, and I know his wide experience will bring additional depth and value to our discussions.

Our Operations Director, Bill Curry, retires at the end of May. Bill has played a key role in Gallaher's operational achievements over the years, both in UK manufacturing and latterly he has overseen the Russian investment programme. Richard Brooke is also retiring in May, at the AGM. He has assisted greatly in the development of our operations since the demerger in 1997. I would like to thank Bill and Richard for their individual contributions to our success, and wish them well for the future.

We welcome the management and employees of Austria Tabak to the Group. This year's excellent results are a tribute to the considerable talents and commitment of our people, and the Group is in a strong position going forward. This is also due in no small part to the continued loyalty of our customers, suppliers and shareholders, to whom I remain particularly grateful.

>Winning

Benson and Hedges 2001 was an excellent year for Gallaher with increases in cigarette volume sales, turnover, profit and earnings per share.

We have consolidated our strong position in Europe, achieved wider international coverage and an enhanced portfolio of brands.


Special Filter
BENSON and HEDGES


ЛИГГЕТТ-ДУКАТ
СОДЕРЖАНИЕ В
СМОЛЫ – 12 мг,





Nigel Northridge Chief Executive, 5 March 2002

Chief Executive's statement The Group's record performance in 2001 – best demonstrated by the increase in earnings per share of 12% – was underpinned by our ongoing strong performance in our core domestic market, the UK. Our portfolio of strong brands across all the varying price sectors and relationships with our trade customers continue to provide the basis on which we can invest both at home and abroad. By anticipating changing consumer preferences, and continuing to invest in the business, we are building on solid foundations with the promise of a bright future.

Internationally, we achieved good organic growth, and coupling this with our successful acquisitions we continue to identify additional ways of further growing the business in the interests of our shareholders. In its first full year of ownership, Liggett-Ducat fulfilled all our expectations, and the acquisition of Austria Tabak has strengthened our platform for growth, particularly into Central and Eastern Europe.

With the accelerated growth of Gallaher's business, we are adapting our operations to meet the challenges that expansion brings. We have restructured our overseas operations so that our Continental European businesses are now fully integrated, and headquartered in Austria. Our CIS operations all now report into Russia, and we have formed a global Central Marketing division to serve all the Group's operations.

We have also developed a centralised Supply Chain function, which is initially focusing on our UK operations, to improve efficiency and customer service. Reorganisations of any kind inevitably lead to upheavals – large and small – but I congratulate everyone involved in these changes. Their combined efforts are ensuring that the potentially complex processes of implementation and integration proceed smoothly.

The importance of our recent moves cannot be overstated. Coupled with our strong organic growth, our acquisitions give us the opportunities both to use Gallaher's skills to maximise profits out of mature markets, and to expand in growth markets. They also give us a significantly wider geographic coverage – we are literally "joining the dots" across the whole of Europe, and into the CIS, Central Asia, and, albeit from small positions, Asia Pacific.

In what has been an incredibly busy year for the Group, I thank my fellow directors for their wise counsel. In fact, the enthusiasm of all our people to drive the business forward remains truly inspirational. Their commitment reinforces my own determination to see Gallaher positioned firmly as a major Eurasian player. Importantly, I sense that this vision and ambition is shared throughout the Company, which can surely only serve to make it all the more achievable.

<Record year

LD Our record results for 2001 were underpinned by a continued strong performance in our core domestic market, the UK, and we delivered excellent international growth. We will continue to invest in the business, building on solid foundations for the future.

>Balance

Silk Cut Our broad portfolio of brands offers consumers a comprehensive range of tobacco products. With such a wide range of brands designed to appeal to the different sectors of the market, Gallaher is able to successfully balance appropriate price increases and volume sales.

Operating review: United Kingdom Gallaher's robust performance was underpinned by its leading positions across a range of tobacco products in the UK market and through the Group's continued investment in its operations. In 2001, Gallaher developed a centralised Supply Chain function which will lead to improved customer service and efficiency benefits going forward. The Group further expanded its UK sales force, launched new brands/line extensions and introduced new pack designs for established brands to anticipate and meet the changing pattern of consumer preferences.

Cigarette Gallaher's balanced portfolio of brands continues to offer a full range of choice to consumers, with the Group successfully balancing appropriate price increases and volume sales. Three of Gallaher's brands – *Benson and Hedges, Mayfair* and *Silk Cut* – remained in the top five selling brands in the UK market. The Group sold 21.5bn cigarettes in the UK in 2001, with its share of consumer sales standing at some 39%.




KING SIZE
SERIOUSLY
HEALTH

During the year, the welcomed additional measures initiated by H.M. Customs to combat smuggling, assisted by a decline in cross-channel travel, began to impact upon the rate of non-UK duty paid product entering the UK market. Following several years of severe decline in the UK duty paid market – directly related to the growth in non-UK duty paid product being purchased by UK smokers – Gallaher estimates that the rate of decline moderated to some 4% to 5% for the whole of 2001. The Group believes – subject to price differentials between the UK duty paid market and overseas duty paid and duty free markets not being exacerbated – that the operating environment in the UK should continue to benefit from the activities of H.M. Customs.

Within the UK duty paid market, the rate of downtrading from the premium sector to the low price sector slowed slightly in 2001. The premium sector's share of consumer sales stood at 35.7% (2000: 37.3%), while the low price sector's share grew to 49.4% as it also benefited from downtrading from the mid price sector, and from some smokers returning to sourcing their purchases from the UK duty paid market.

Gallaher maintained its commanding position in the premium sector – with a 50% market share of this high-margin segment – led by *Benson and Hedges*, the number one premium brand which outsells its nearest rival by nearly two to one.

Silk Cut, Gallaher's second largest premium brand, remained the number one low tar house in the UK, fronting the Group's leading position in the low tar segment. The Group had 42% of consumer sales in this sector of the market in 2001.

Dorchester The Group offers an extensive range of tobacco products, from cigarettes and cigars to handrolling and pipe tobacco. Three of Gallaher's brands – *Benson and Hedges*, *Mayfair* and *Silk Cut* – remained in the top five brands in the UK cigarette market.

<Wide range


STERLING
KING SIZE
GALLAHER LIMITED
STERLING
20
KS

Sterling In 2001 Gallaher developed a centralised Supply Chain function which will lead to improved customer service and efficiency benefits. We also expanded our UK sales force, introduced new brands, line extensions and pack designs to keep pace with changing consumer preferences.


Card change

<Network


RICHARD LLOYD & SONS
AMBER LEAF
FOR ADULT USE ONLY

Amber Leaf To complement Gallaher's own offerings in the low price sector, we launched an exclusive brand range specifically for the Multiple Grocer channel in 2001. *Sterling* will help us strengthen our relationships with our trade customers.

>Co-operation


Hamlet

<Front runner

Hamlet *Benson and Hedges* remains the UK's number one premium cigarette brand, and *Silk Cut* continues to be the leading low tar house. *Hamlet* maintained its leadership of the cigar market, and *Condor* extended its number one position in the pipe tobacco market.

Gallaher's share of low price consumer sales stood at some 31%, with the growth in volume sales spearheaded by the continued strong performance of *Dorchester* which lifted its share of this segment by over 50%. To complement Gallaher's offering in this sector, the Group launched *Sterling* – an exclusive brand range for the Multiple Grocer channel – in early 2001.

Cigar Gallaher maintained its strong leadership of the cigar market, with over 47% of consumer sales. The small cigar sector continued to grow its share of this market, and *Hamlet Miniatures* widened its leadership of this segment – increasing its share of the sector to over 31% – underpinning the *Hamlet* house's number one position in the total cigar market.

Tobacco In line with the cigarette market, the UK duty paid handrolling tobacco market continues to benefit from H.M. Customs' activities, with a further increase in UK duty paid volume sales in 2001. Gallaher grew its total volumes by some 27%, spearheaded by the continued strong performance of *Amber Leaf* – in particular, the unique flip top box – which lifted sales by over 40%, achieving an increase in its share of consumer sales to 12.5%.

Gallaher widened its lead of the pipe tobacco market to nearly 49%, with *Condor* extending its number one brand position.

Operating review: International The 2001 results demonstrate the continuing success of Gallaher's strategy to develop a balanced portfolio of markets through organic growth and strategic acquisitions and/or alliances. The Group sold 85.9bn cigarettes in overseas markets in the year. There was strong indigenous volume growth in many of the Group's key markets, more than offsetting the volume declines in sales to distributors in Belgium, Luxembourg and new emerging markets. Excluding the volume sales of Austria Tabak acquired part way during the year, Gallaher's like-for-like unit sales grew over 8% to 73.5bn cigarettes (2000 pro-forma, including full year volumes for Liggett-Ducat: 67.9bn cigarettes).

Reflecting the accelerated expansion of the Group's international operations, Gallaher has restructured its overseas operations, effective at the start of 2002. The Group has integrated its Continental European businesses into a single business unit, headquartered in Austria, and it has integrated its CIS operations into a division which reports into Russia. In addition, Gallaher has formed a global Central Marketing division as a resource for all of the Group's operations both in the UK and overseas.

In the following review of operations, Austria Tabak's contribution has been separately discussed, and its volume sales and market shares have not been included in the geographic sections.

Benson & Hedges In the Republic of Ireland, *Benson & Hedges* grew sales by some 11% last year, consolidating its recently established position as the number one brand in the market. Gallaher also maintained its position as leader in both the cigar and tobacco markets.

>Leader




BENSON & HEDGES
Special One

Republic of Ireland In 2001, Gallaher increased its cigarette sales in the Republic of Ireland by some 6%, to 3.45bn units, extending its market leadership to 49.5%. *Benson & Hedges* lifted sales by some 11%, further consolidating its position, achieved early in the year, as the number one brand in the market. The Group also maintained its leading positions in the cigar and tobacco markets.

Continental Western Europe Gallaher grew in-market sales in France by approaching 3%, to 2.3bn cigarettes. *Benson & Hedges American Blend,* benefiting from the successful introduction of a 25s pack variant in the latter part of the year, led the Group's increase in market share to 2.8%.

In Germany, the branded sector remained under pressure from the fast growing generics sector. In consequence, the Group's in-market sales were down at 926m cigarettes, although the *Benson & Hedges* house maintained its share of branded consumer sales at 0.7%.

Gallaher grew in-market sales in Greece by 3%, to 1.6bn cigarettes, and the Group's market share stood at some 5%. Building on the strong foundation of *Silk Cut,* the Group has extended its brand portfolio in this market in recent years, most recently with the launch of *Sobranie Classic* in the second half of 2001. *Old Holborn* lifted sales sharply again, achieving a share of the handrolling tobacco market of 32%.

Benson & Hedges Special One
Coupled with strong organic growth, our acquisitions give us the opportunity to use our skills to maximise profits out of mature markets. They also provide the Group with enhanced prospects to expand in growth markets.

<Expansion


ERKELEY

Berkeley In addition to building core brands for local smokers, we also sell to tourists. Although in-market sales in the Canary Islands were down, reflecting the reduction in tourist travel in 2001, this decline was partly offset by an increase in sales to RMOs and duty free outlets.

<Tourist



Old Holborn With the accelerated growth of Gallaher's business we are adapting our operations to meet the challenges of expansion. The combined efforts of everyone involved are ensuring that the potentially complex process of implementation and integration proceed smoothly.

>Teamwork

>Opportunities

Benson & Hedges Red Last year's acquisition of Austria Tabak has consolidated our strength in Europe, and enhanced our overseas potential. We are now literally "joining the dots" across Europe into the CIS, Central Asia and Asia Pacific.

In-market sales in Spain rose by over 16%, to 1.2bn cigarettes, with strong growth recorded across the brand range. Gallaher increased the local sales force during the year, and has invested in focused promotions to build local consumer awareness in its domestic offerings. The Group grew market share to 1.1%.

Reflecting the decline in tourist travel to the Canary Islands, in-market sales in this market were down, at 497m cigarettes. Volume sales to distributors in Belgium and Luxembourg were also down, at 313m units, although this decline was partly offset by an increase in sales to duty free outlets and RMOs to 1.2bn cigarettes.

Gallaher more than doubled in-market sales in Italy, Continental Europe's second largest market, in 2001. This strong performance was led by *Benson & Hedges American Blend*, which has proved immediately successful with local smokers following its launch in the middle of the year. Although from small positions, the Group has also recorded strong growth in sales in Austria, Switzerland, Gibraltar and Portugal.


ENSON & HEDGES
Red

v and


AMERICAN BLEND



Benson & Hedges American Blend Gallaher's in-market sales in Spain rose by over 16% to 1.2bn cigarettes with strong growth recorded across the brand range. We also more than doubled the Group's in-market sales in Italy, Continental Europe's second largest market.

<Stunning



Sobranie Black Russian
There was strong indigenous volume growth in many of the Group's key markets during the year. Reflecting this accelerated expansion of our international activities, we restructured our overseas operations at the beginning of 2002, with a view to furthering our ambition to become a major Eurasian player.

>Fast forward



Commonwealth of Independent States In 2001, Gallaher sold 58.6bn cigarettes in the CIS, an increase of some 18% over the pro forma volume sales in 2000 (including a full year of Liggett-Ducat). The Group lifted in-market sales sharply in Russia and Kazakhstan, and further grew its export business to surrounding markets – in particular, Ukraine, Belarus, Armenia, Kyrgyzstan and Mongolia.

In Russia, Gallaher remains the leading on-shore manufacturer with a share of over 15% of domestically produced volumes for sale in the local market and for export. The Group lifted its share of consumer sales in Russia, to 12.9%, as a result of the continuing success of its growing presence in the intermediate and higher price sectors of the market. Spearheaded by the performance of *LD* – which more than doubled its total volumes in the year, even after narrowing the price gap with its competitors in the intermediate price sector – Gallaher again increased its share of the intermediate and higher price segments together to 13.2% (2000: 9.1%).

Having built a significant position in Ukraine through importation, the Group acquired a local manufacturing facility in December 2001 to strengthen its platform for further growth in this market.

Gallaher grew its volume sales produced in Kazakhstan, by over 140%, to 2.9bn cigarettes. Although this strong performance was spearheaded by *Sovereign* – which increased its national share of consumer sales to over 9%, and is the number one brand in Almaty, the largest city, with a share of 19% – the recent brand launches of *State Line* and *LD* assisted the Group's achievement of a growth in total market share of domestically manufactured volumes to some 16%.

LD Gold Cigarette volume sales in Russia were lifted as a result of our continued success in growing our presence in the intermediate and higher price sectors, following the launch of new brands and line extensions. In Kazakhstan, the recent launches of *State Line* and *LD* helped increase volumes by over 140%.

<Innovation

>Growth

Sobranie Classic Our strong performance in the Asia Pacific region – lifting in-market sales by 37% – was spearheaded by rapid growth of our *Sobranie Classic* brand in Taiwan. We also reinforced our presence in established duty free markets, and developed new positions across the region.

Asia Pacific Gallaher lifted in-market sales in Asia Pacific, by 37%, to 311m cigarettes. This strong performance was led by the sharp growth in sales of *Sobranie Classic* in Taiwan, and the strengthening of established – and the development of new – duty free positions across the region. Gallaher's co-operation with Shanghai Tobacco – which was reinforced through the launch of *Chunghwa* in the UK in 2001 – continues to underpin the Group's increase in sales of *Sobranie* in China, by over 20% in 2001.

New emerging markets/Contract manufacture Invoiced volumes to new emerging markets – in particular, in Africa and the Middle East – reduced to 1.5bn cigarettes in 2001, as the Group focused on a number of key markets. *Dorchester International* continues to develop brand saliency in certain markets – in particular, Nigeria, where volumes continued to grow strongly in the second half of the year.

In addition, volume sales in the latter part of 2001 were affected by the financing difficulties encountered by a principal distributor, as noted in the Financial Review.

In 2001, Gallaher manufactured 814m cigarettes under contract for a variety of customers, including 695m units for BAT.


LONDON
Classic Lights

Sovereign We continued to invest in our comprehensive distribution network in Russia in 2001. Following our acquisition of Austria Tabak, which holds a variety of market leading distribution positions in Europe, we have gained additional mature market distribution expertise.


EC1V 2SP
For
Business
Express
Use
FAO:
Tel:

<Distribution

>Focus

Blend We have integrated our Continental European operations into one business unit, headquartered in Austria, and integrated our CIS operations into a division reporting into Russia. We have also formed a global Central Marketing division to serve the Group's operations worldwide.


Blend



Austria Tabak In the full year 2001, Austria Tabak grew its cigarette volume sales (excluding contract manufacture in Sweden) by over 10% to 32.8bn units.

Memphis continued to lead the Austrian cigarette market, with its share of over 28%. In addition, export sales – particularly to Eastern Europe – of this brand grew sharply in 2001. Austria Tabak's own brands' share of its domestic market stood at some 51%, while the company also maintained its leading positions in Sweden and Estonia. Gallaher has successfully completed contract manufacture negotiations for the majority of the cigarette volume previously manufactured under license by Austria Tabak in Austria. In Germany, Austria Tabak increased its leadership of the growing generics sector while at the same time maintaining its volume sales level of branded cigarettes. Excluding generic cigarette sales, Austria Tabak's export volumes grew 27%, to 7.56bn cigarettes.

Austria Tabak's cigarette production currently operates from four sites – three in Austria and one in Sweden. Prior to Gallaher completing the acquisition of the company, Austria Tabak announced that it would close its manufacturing facility in Malmö, Sweden, by the end of 2002. In 2001, ahead of this rationalisation programme, Austria Tabak's cigarette manufacturing division achieved a 6% improvement in productivity over 2000. Going forward, Gallaher believes that Austria Tabak's American blend manufacturing expertise will provide significant benefits to the enlarged Group's total operations in addition to the anticipated efficiency savings that will arise from the rationalisation programme and the production cost reductions, largely relating to combined purchasing, that have already been identified.

Memphis With its share of over 28%, *Memphis* leads the Austrian cigarette market. Export volume sales of this brand, which joined our portfolio with the acquisition of Austria Tabak, grew strongly during the year, especially to Eastern Europe.

<Increased

Austria Tabak's distribution operation in Austria, TOBA, which holds a strong position in cigarette distribution to tobacco retailers, continued to expand its product offering to its customers and to increase its share of the cigarette vending market. In Germany, Austria Tabak owns 63.9% of the leading cigarette vending operator, ATG, and this operation's performance was affected by the decline in the vending sector's share of consumer sales following the rise in selling prices through this channel at the start of 2001. Austria Tabak owns 25.1% of Germany's leading convenience wholesaler, Lekkerland-Tobaccoland. This operation lifted sales by some 12% in 2001, as it gained share in both tobacco related and telephone card sales to its customers. Lekkerland-Tobaccoland currently is rationalising its depot network, and expects to see the full anticipated efficiency benefits in the medium term.

In Germany, the disparity in selling prices between vending and retail channels was removed at the start of 2002, following the introduction of Euro pricing. Gallaher believes, however, that the Government's imposition of an additional duty increase on 1 January 2002 may impact upon the recovery of the branded cigarette sector, and, therefore, the Company's vending operation may be affected. In 2002, however, the successful negotiation of the contract manufacture agreement in Austria (noted above), and the total initial annual cost savings arising from the acquisition, of some £7m, identified by Gallaher, are expected to offset the impact of the changed operating environment in Germany.

Nil In the first full year of ownership, *Liggett-Ducat* fulfilled all our expectations, and the acquisition of Austria Tabak has strengthened our platform for growth, particularly into Central and Eastern Europe.

>Platform


NIL
FILTER


TOBACCO

Gallaher's UK cigarette factory improved productivity in 2001, and reduced unit costs by 2% in real terms. The Group is commissioning new machinery – including Ultra High Speed making and packing complexes – which will lead to further productivity benefits. The Group anticipates that the rising cost of tobacco leaf and the impact of the implementation of EU labelling requirements on the cost of non-tobacco materials will offset the unit cost benefits of near term productivity benefits. In the medium term, however, Gallaher is confident that its enhanced Group purchasing position, together with the full benefits of SAP and the development of the Supply Chain division, will underpin the drive for further unit cost reductions.

Gallaher's cigar factory also improved productivity, by 6%, and reduced unit costs, by 2% in real terms, in 2001, as the Group benefited from the state-of-the-art high speed cigar-wrapping machine complexes installed in 2000 and 2001. Currently, Gallaher is rolling out an enhanced cigar filler product, investing in new machinery which will reap future benefits.

Reflecting the continued strong success of the *Amber Leaf* piece-pack – which now accounts for 11% of Group handrolling tobacco volumes, versus 6% in 2000 – and the sharp growth in UK volume sales with their associated smaller pack sizes, tobacco unit costs were up 12% in real terms in 2001. Benefiting from recent investment in new machinery to meet the growth in Group sales, however, productivity improved by 5%.

Republic of Ireland In addition to the investment in ERP in the Dublin cigarette factory, Gallaher conducted a machinery upgrade programme in this site during the year so as to achieve further efficiency benefits going forward. Despite the disruption caused by the implementation of the changes in the factory, this site lifted productivity by some 4% in 2001.

Milde Sorte There have been improvements in productivity across the Group as a direct result of Gallaher's investment in new machinery as well as upgrades of existing equipment. Our UK cigarette factory improved productivity in 2001, and reduced unit costs by 2% in real terms.

>Efficiency


CLASSIC LIGHT
MILDE
SORTE
Die EU-Gesundheitsminister:
Rauchen gefährdet
die Gesundheit


RESERVED
СИГАРЕТЫ
Прима

<Prime position

Prima Our Russian factory is beginning to achieve the expected benefits from our £40m investment programme, which was completed during the year. We are now well positioned to maximise opportunities for further sales growth.

Commonwealth of Independent States Gallaher completed the £40m investment programme in its Russian factory during 2001, installing a selection of machinery to enable the Group to capitalise on market opportunities. Certain machinery has been adapted to meet the growing demand for innovative product launches – in particular, rounded edged and octagonal packings – and a specialist packing complex was transferred from Lisnafillan to enable on-shore manufacture of *Sobranie Cocktail* and *Black Russian* (which commenced production in January 2002). This location is beginning to achieve the expected cost benefits from the investment programme, and now is also better positioned to maximise opportunities for further sales growth.

In Kazakhstan, the primary processing facility was commissioned at the end of 2001, enabling the Group to reduce costs and improve manufacturing flexibility. In addition, making and packing machinery has been transferred from Russia to underpin Gallaher's enhanced brand portfolio growth potential in this market.

Having acquired a factory in Cherkassy, Ukraine, Gallaher began limited on-shore manufacture in February 2002. The Group expects this facility to increase its monthly production rate during 2002, as machinery transfers to meet the sales requirements are conducted during this year.

<Building

Silk Cut Slims By anticipating changing consumer preferences and continuing to invest in the business we are building on solid foundations with the promise of a bright future.

Our outstanding performance in 2001 demonstrates the success of Gallaher's strategy – to build a balanced portfolio of interests in both mature and growth markets across Eurasia.


SILK CUT


SOVEREIGN 20PK
MAYFAIR KS 20S
BERKELEY SK 20
DORCHTER KS
AMBER LEAF
TOTAL
CASH

>Summary Financial Statement

1. Peter Wilson # aged 60, Chairman (non-executive since 1 July 2001), was formerly chairman and chief executive. He joined Gallaher in 1969. He is also a non-executive director of Powergen plc and Fortune Brands, Inc.

2. Sir Graham Hearne, CBE *†# (appointed May 1997) aged 64, non-executive Deputy Chairman, is also non-executive chairman of Enterprise Oil plc and Novar plc and a non-executive director of N.M. Rothschild & Sons Ltd, Invensys plc and Seascope Shipping Holdings PLC. Sir Graham is the senior independent director.

6. Christopher Fielden aged 59, a solicitor, is Group Legal Director. He joined Gallaher in 1972 and is due to retire in November 2002.

7. Mark Rolfe aged 43, Finance Director since 1 July 2000, was formerly financial controller. He joined Gallaher in 1986.

8. Heinz Schiendl aged 58, Director General Austria Tabak, was appointed Commercial Director Continental Europe on 1 January 2002. He has been a member of Austria Tabak's Executive Board since July 1996 having joined Austria Tabak in 1965.

11. Richard Delbridge * (appointed 24 January 2002) aged 59, non-executive director is also a non-executive director of Egg Plc, Innogy Holdings Plc and Tate & Lyle Plc. He was group chief financial officer of National Westminster Bank Plc until April 2000 and previously had been group finance director of HSBC Holdings Plc.

12. Thomas Hays * (appointed May 1997) aged 66, non-executive director is a US citizen. He was a director of Gallaher Limited from 1987 to March 1997. He is a non-executive director of Fortune Brands, Inc., having been chairman of the board and chief executive officer of that company from 1995 until 1999.

1


2


6


7


8


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3. Nigel Northridge aged 46, Chief Executive, was formerly sales and marketing director. He joined Gallaher in 1976. He is a non-executive director of Aggreko plc.

4. William Curry aged 54, is Operations Director, having been production and personnel director. He joined Gallaher in 1969 and is retiring in May 2002.

5. Neil England aged 47, was appointed Commercial Director UK and Republic of Ireland on 1 January 2002 having held senior positions with Mars, Inc. and as chief executive of the Albert Fisher Group Plc.

9. Nigel Simon aged 46, Director of Austria Tabak since 1 January 2002, was formerly business development director. He joined Gallaher in 1984.

10. Richard Brooke *† (appointed May 1997) aged 47, non-executive director is also a director of St. James's Investment Partnership. He will not be seeking re-election at the AGM.

13. John Gildersleeve †# (appointed May 1997) aged 57, non-executive director is also a director of Tesco PLC. He is also a non-executive director of The Carphone Warehouse Group PLC.

14. Dr Antony Portno, CBE *† (appointed May 1997) aged 63, non-executive director is also a non-executive director of Wilson Bowden Plc. He was a director of Bass PLC and chairman of Bass Brewers and Bass Leisure prior to his retirement in May 1998.

* Member of the Audit Committee
† Member of the Remuneration Committee
\# Member of the Nominations Committee

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Summary financial statement

The summary financial statement is a summary of the information contained in the annual report and financial statements 2001 and does not contain sufficient information to provide a full understanding of the results of the Group and the state of affairs of the Company or of the Group as would be provided by the annual report and financial statements. The auditors have issued an unqualified report on the full financial statements containing no statement under sections 237(2) or 237(3) of the Companies Act 1985.

Ordinary shareholders and ADS holders wishing to receive the annual report and financial statements free of charge in addition to the annual review and summary financial statement should complete the relevant sections of the enclosed card, and return it to the address indicated.

Independent auditors' statement to the shareholders of Gallaher Group Plc

We have examined the summary financial statement of Gallaher Group Plc.

Respective responsibilities of directors and auditors The directors are responsible for preparing the annual review and summary financial statement in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the annual review and summary financial statement with the annual financial statement and report of the directors, and its compliance with the relevant requirements of section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the annual review and summary financial statement and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

The maintenance and integrity of the Gallaher Group Plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

Basis of opinion We conducted our work in accordance with Bulletin 1999/6 "The auditors' statement on the summary financial statement" issued by the Auditing Practices Board for use in the United Kingdom.

Opinion In our opinion the summary financial statement is consistent with the annual financial statements and report of the directors of Gallaher Group Plc for the year ended 31 December 2001 and complies with the applicable requirements of section 251 of the Companies Act 1985, and the regulations made thereunder.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
London
5 March 2002

Summary directors' report

Principal activities and business review The Group's principal activity is the manufacture marketing and distribution of tobacco and tobacco related products.

A review of the Group's business during the year, and future developments, is detailed in the operating review on pages 6 to 41 and the financial review on pages 51 to 53.

Dividends Shareholders were paid an interim dividend of 8.15p (2000: 7.65p) per ordinary share during the year. The directors recommend a final dividend of 17.3p (2000: 16.1p) per ordinary share making a total dividend for the year of 25.45p (2000: 23.75p) per ordinary share.

Share capital As at 1 March 2002, 649,732,651 ordinary shares of 10p each were in issue and fully paid with an aggregate nominal value of £64.9m. Of these, 230,470,560 ordinary shares were held in the form of American Depositary Shares. Included in the movement during the year was the issue of 35,714,286 ordinary shares, in July 2001, to facilitate the acquisition of Austria Tabak.

Substantial share interests As at 1 March 2002, the Company had been notified that the following shareholders had interests in 3% or more of the Company's issued share capital:

	Number of ordinary shares millions	Percentage of issued share capital
FMR Corp (Fidelity Investments)	64.8	10.0%
The Capital Group Companies, Inc.	52.0	8.0%

Charitable donations The Group's donations to UK charities during the year amounted to £341,652 (2000: £352,032).

Directors Brief particulars of the present directors are listed on pages 11 and 12. The directors retiring by rotation at the AGM are Richard Brooke, John Gildersleeve and Tony Portno. Messrs Gildersleeve and Portno, being eligible, offer themselves for re-election. Richard Brooke does not intend to offer himself for re-election at the AGM.

Richard Delbridge, Neil England and Heinz Scheindl were appointed as directors in 2002. In accordance with Article 85 of the Company's Articles of Association, being eligible, they offer themselves for election.

Bill Curry and Chris Fielden will retire during the course of 2002.

The interests of the directors in the shares of the Company at 31 December 2001 and at the date of this report are disclosed in the summary remuneration report on pages 55 and 56.

Group profit and loss account year ended 31 December 2001	2001 $m *	2001 £m	2000 £m
Turnover of the Group including its share of joint venture and associate			
Continuing operations	6,815.5	4,684.2	4,453.5
Acquisition	1,620.4	1,113.7	–
	8,435.9	5,797.9	4,453.5
Less share of turnover of joint venture and associate	(498.6)	(342.7)	–
Group turnover	7,937.3	5,455.2	4,453.5
Group operating profit before exceptional charge	648.6	445.8	433.9
Exceptional charge	(17.9)	(12.3)	–
Group operating profit	630.7	433.5	433.9
Continuing operations	597.4	410.6	433.9
Acquisition	33.3	22.9	–
Acquisition's share of operating profits of joint venture and associate	1.8	1.2	–
Total operating profit	632.5	434.7	433.9
Exceptional finance charges	(27.0)	(18.5)	–
Interest and other finance charges	(136.0)	(93.5)	(94.0)
Total interest and other finance charges	(163.0)	(112.0)	(94.0)
Profit on ordinary activities before taxation	469.5	322.7	339.9
Taxation	(119.4)	(82.1)	(91.3)
Profit on ordinary activities after taxation	350.1	240.6	248.6
Equity minority interests	(8.9)	(6.1)	–
Profit for the financial year	341.2	234.5	248.6
Dividends	(239.8)	(164.8)	(145.6)
Retained profit for the year	101.4	69.7	103.0
Earnings per ordinary share			
Basic	54.3c	37.3p	39.3p
Adjusted (a)	67.0c	46.1p	41.0p
Diluted	54.1c	37.2p	39.2p
Dividends per ordinary share			
Final proposed	25.2c	17.30p	16.10p
Total for the year	37.0c	25.45p	23.75

There is no difference between the profit on ordinary activities before taxation and the retained profit for the financial year stated above and their historical cost equivalents. Turnover and operating results relate to continuing operations.

(a) Before exceptional charges and intangible asset amortisation.

* US dollar equivalents are given for reader convenience at the 31 December 2001 exchange rate of £1:US$1.455.

Segmental information (by destination) year ended 31 December 2001	*2001 $m **	**2001 £m**	2000 £m
Turnover			
UK	*5,404.0*	**3,714.1**	3,691.6
International	*3,031.9*	**2,083.8**	761.9
	8,435.9	**5,797.9**	4,453.5
Duty			
UK	*4,481.8*	**3,080.3**	2,984.0
International	*1,457.7*	**1,001.8**	430.8
	5,939.5	**4,082.1**	3,414.8
Operating profit			
UK			
– before amortisation of intangible assets	*446.1*	**306.6**	347.6
– amortisation of intangible assets	*(2.3)*	**(1.6)**	(1.6)
	443.8	**305.0**	346.0
International			
– before amortisation of intangible assets and exceptional charge	*252.7*	**173.7**	96.9
– amortisation of intangible assets	*(46.1)*	**(31.7)**	(9.0)
– exceptional charge	*(17.9)*	**(12.3)**	–
	188.7	**129.7**	87.9
Total			
– before amortisation of intangible assets and exceptional charge	*698.8*	**480.3**	444.5
– amortisation of intangible assets	*(48.4)*	**(33.3)**	(10.6)
– exceptional charge	*(17.9)*	**(12.3)**	–
	632.5	**434.7**	433.9

In 2001, a one-off exceptional charge of £12.3m has been booked against the inventory and receivables associated with a distribution agreement with the principal distributor for African and Middle East markets. This distributor currently is facing difficulties in obtaining suitable ongoing trade finance.

Acquisition Within the international segment, Austria Tabak contributed the following amounts:

	*2001 $m **	**2001 £m**
Turnover	*1,620.4*	**1,113.7**
Duty	*745.1*	**512.1**
Operating profit		
– before amortisation of intangible assets	*58.5*	**40.2**
– amortisation of intangible assets	*(23.4)*	**(16.1)**
	35.1	**24.1**

* US dollar equivalents are given for reader convenience at the 31 December 2001 exchange rate of £1:US$1.455.

Group balance sheet at 31 December 2001	*2001 $m **	**2001 £m**	2000 £m
Fixed assets			
Intangible assets	*1,989.7*	**1,367.5**	366.4
Tangible assets	*802.9*	**551.8**	295.1
Investments:			
Investment in joint venture	*4.9*	**3.4**	–
Investment in associate	*151.5*	**104.1**	–
Other investments	*26.3*	**18.1**	2.3
	182.7	**125.6**	2.3
	2,975.3	**2,044.9**	663.8
Current assets			
Stocks	*559.0*	**384.2**	267.4
Debtors: amounts falling due within one year	*911.3*	**626.3**	494.9
amounts falling due after more than one year	*211.9*	**145.7**	99.9
Investments	*33.8*	**23.2**	13.9
Cash at bank and in hand	*178.4*	**122.6**	66.3
	1,894.4	**1,302.0**	942.4
Creditors: amounts falling due within one year			
Borrowings	*(340.2)*	**(233.8)**	(101.4)
Other	*(1,358.2)*	**(933.5)**	(578.2)
	(1,698.4)	**(1,167.3)**	(679.6)
Net current assets	*196.0*	**134.7**	262.8
Total assets less current liabilities	*3,171.3*	**2,179.6**	926.6
Creditors: amounts falling due after more than one year			
Borrowings	*(3,398.7)*	**(2,335.9)**	(1,381.0)
Other	*(9.1)*	**(6.3)**	(6.8)
	(3,407.8)	**(2,342.2)**	(1,387.8)
Provisions for liabilities and charges	*(198.5)*	**(136.4)**	(88.3)
Net liabilities	*(435.0)*	**(299.0)**	(549.5)
Capital and reserves			
Called up share capital	*94.6*	**65.0**	61.3
Share premium account	*152.8*	**105.0**	105.9
Capital redemption reserve	*11.5*	**7.9**	7.9
Merger reserve	*213.0*	**146.4**	–
Other reserve	*(1,325.8)*	**(911.2)**	(911.2)
Profit and loss account	*384.7*	**264.4**	186.6
Equity shareholders' funds	*(469.2)*	**(322.5)**	(549.5)
Equity minority interests	*34.2*	**23.5**	–
	(435.0)	**(299.0)**	(549.5)

This summary financial statement was approved by the Board on 5 March 2002 and signed on its behalf by Peter Wilson and Mark Rolfe.

* US dollar equivalents are given for reader convenience at the 31 December 2001 exchange rate of £1:US$1.455.

Group cash flow statement year ended 31 December 2001	*2001 $m **	**2001 £m**	2000 £m
Net cash inflow from operating activities	*859.8*	**590.9**	296.8
Dividends received from associate	*0.3*	**0.2**	–
Returns on investments and servicing of finance	*(129.1)*	**(88.7)**	(94.0)
Taxation	*(161.2)*	**(110.8)**	(80.1)
Capital expenditure	*(169.4)*	**(116.4)**	(77.4)
Financial investment	*(2.8)*	**(1.9)**	(2.0)
Acquisitions – purchase of subsidiary undertakings	*(1,679.1)*	**(1,154.0)**	(249.5)
Equity dividends paid	*(219.9)*	**(151.2)**	(146.3)
Net cash outflow before management of liquid resources and financing	*(1,501.4)*	**(1,031.9)**	(352.5)
Management of liquid resources	*19.1*	**13.1**	8.7
Increase in debt	*1,227.3*	**843.5**	546.7
Issue of ordinary shares	*215.4*	**148.1**	3.3
Purchase of own shares	–	–	(167.8)
Financing	*1,442.7*	**991.6**	382.2
(Decrease)/increase in net cash in the year	*(39.6)*	**(27.2)**	38.4

Reconciliation of movements in equity shareholders' funds year ended 31 December 2001	*2001 $m **	**2001 £m**	2000 £m
Profit on ordinary activities after taxation	*341.2*	**234.5**	248.6
Dividends	*(239.8)*	**(164.8)**	(145.6)
Exchange adjustments on foreign currency net investments	*12.7*	**8.7**	2.6
Amounts deducted from profit and loss reserve in respect of shares issued to the QUEST	*(0.9)*	**(0.6)**	(1.8)
Issue of ordinary shares	*217.1*	**149.2**	5.2
Purchase of own shares	–	–	(166.9)
Net increase/(decrease) in equity shareholders' funds	*330.3*	**227.0**	(57.9)
Opening equity shareholders' funds	*(799.5)*	**(549.5)**	(491.6)
Closing equity shareholders' funds	*(469.2)*	**(322.5)**	(549.5)

* US dollar equivalents are given for reader convenience at the 31 December 2001 exchange rate of £1:US$1.455.

Reconciliation of net cash flow to movement in net debt year ended 31 December 2001	*2001 $m **	**2001 £m**	2000 £m
(Decrease)/increase in net cash in the year	*(39.6)*	**(27.2)**	38.4
Cash flow from decrease in liquid resources	*(19.1)*	**(13.1)**	(8.7)
Cash flow from increase in debt	*(1,227.2)*	**(843.5)**	(546.7)
Change in net debt resulting from cash flows	*(1,285.9)*	**(883.8)**	(517.0)
Exchange adjustments	*22.3*	**15.3**	(0.7)
Current asset investments acquired with subsidiary	*32.9*	**22.6**	–
Loans acquired with subsidiary	*(255.9)*	**(175.8)**	(11.8)
Movement in net debt in the year	*(1,486.6)*	**(1,021.7)**	(529.5)
Net debt at 1 January	*(2,042.5)*	**(1,403.8)**	(874.3)
Net debt at 31 December	*(3,529.1)*	**(2,425.5)**	(1,403.8)

Reconciliation of operating profit to net cash inflow from operating activities year ended 31 December 2001	*2001 $m **	**2001 £m**	2000 £m
Group operating profit	*630.7*	**433.5**	433.9
Exceptional charge	*17.9*	**12.3**	–
Depreciation and amortisation of fixed assets	*121.1*	**83.2**	45.1
Loss on sale of tangible fixed assets	*3.8*	**2.6**	0.9
Loss on sale of fixed asset investments	*0.9*	**0.6**	–
(Increase)/decrease in debtors	*(75.4)*	**(51.8)**	41.5
Decrease/(increase) in stocks	*74.4*	**51.1**	(50.9)
Increase/(decrease) in creditors and provisions	*86.4*	**59.4**	(173.7)
Net cash inflow from operating activities	*859.8*	**590.9**	296.8

** US dollar equivalents are given for reader convenience at the 31 December 2001 exchange rate of £1:US$1.455.*

Financial review

Operating results

Group Summary Turnover for the financial year 2001 was up 30.2%, at £5,798m, compared to 2000. Earnings before interest, tax, amortisation of intangible fixed assets and exceptional charge ("adjusted EBITA") grew by 8.1% to £480.3m. Reported EBITA has been adversely affected by a one-off exceptional charge of £12.3m against international profits. Operating profit increased by 0.2%, to £434.7m. Adjusted earnings per share increased 12.5% to 46.1p.

On 23 August 2001 Gallaher completed the purchase of the Austrian Republic's 41.13% shareholding in Austria Tabak and announced a public offer to acquire the remaining shares. By 27 September 2001 Gallaher had increased its holding in Austria Tabak to 98.18%. Since the year-end, Gallaher has become the 100% owner of Austria Tabak. The total acquisition costs, comprising cash and related expenses, amounted to £1,217.8m.

In the period from its acquisition, Austria Tabak contributed 12.3bn cigarette unit sales, £601.6m of turnover (excluding duty), EBITA of £40.2m and operating profit of £24.1m. Liggett-Ducat's first full year EBITA contribution was £26.5m (compared to the £4.9m contributed in the five months of ownership in 2000).

Excluding the impact of Austria Tabak, Group adjusted EBITA margin (adjusted EBITA as a percentage of turnover excluding duty) was 39.5% (2000: 42.8%) reflecting the growing contribution from lower margin international operations and, in particular, the first full year impact of the acquisition of Liggett-Ducat. Total Group adjusted EBITA margin was 28.0% reflecting the lower margins associated with the distribution and vending businesses acquired with Austria Tabak.

UK UK turnover increased by 0.6% to £3,714.1m in 2001 (2000: £3,691.6m). This increase reflected price rises, largely resulting from increases in UK Government duty, partly offset by a 5.2% reduction in overall cigarette unit sales to 21.5bn units. The unit sales decline reflected the continued inroads of non-UK duty paid products into the UK market and a slight reduction (of some 1%) in the Group's UK market share.

In 2001 the UK Government introduced regulations that restricted the prepayment of duty ahead of its Budget in March. As a result, UK EBITA decreased by 11.8% to £306.6m in 2001 (2000: £347.6m), as in prior years Gallaher earned additional profits from the sale of stock on which UK duty had been paid at rates existing prior to the Government's duty increases ("stock profits"). UK operating profit shows a similar trend with reported profit decreasing by 11.8% to £305.0m. However, a reduction in interest costs associated with the financing of the duty prepayment has largely offset the decreases at the UK pre-tax profit level.

UK EBITA margin decreased to 48.4% in 2001 (2000: 49.1%). This reflected the reduction in stock profits partly offset by price increases, the attainment of continuing operational efficiencies, and cost savings.

International In 2001 international turnover increased to £2,083.8m (2000: £761.9m). Turnover (excluding duty) grew to £1,082.0m from £331.1m in 2000. The acquisition of Austria Tabak contributed £601.6m to the increase in turnover (excluding duty), which included £342.7m attributable to its shares of an associate and a joint venture, principally the 25.1% interest in Lekkerland-Tobaccoland, a wholesale distributor of tobacco and other products. Elsewhere, in its first full year, Liggett-Ducat (acquired in August 2000) increased cigarette unit sales to 55.8bn from the 21.6bn sold in the five months of ownership in 2000, and, reflecting price increases and a move towards more expensive filter cigarettes, turnover (excluding duty) increased to £204.0m from £64.1m. The remainder of the Group's international business experienced a turnover (excluding duty) increase of 3.5% to £276.4m, from £267.0m in 2000, with gains in Gallaher's principal European markets and in Kazakhstan offsetting lower sales to distributors in Belgium, Luxembourg and new emerging markets.

Reported international EBITA has been adversely affected by a one-off exceptional charge of £12.3m. This represents full provision against the inventory and receivables associated with a distribution agreement with a principal distributor for African and Middle East markets. This distributor is currently facing difficulties in obtaining suitable ongoing trade finance. Whilst the Group has no further exposure to this distributor, it continues to work with the distributor to seek a satisfactory resolution.

Adjusted international EBITA increased by 79.3% to £173.7m (2000: £96.9m). This growth included the first time EBITA contribution of £40.2m from Austria Tabak (£24.1m of operating profit after charging £16.1m for amortisation of intangible assets). The EBITA gain also reflects more than a five-fold increase from Liggett-Ducat, to £26.5m, from the £4.9m reported for the five months of ownership in 2000. In addition to the contribution made by Gallaher's recent acquisitions, adjusted EBITA from the remainder of Gallaher's international operations grew by 16.3% to £107.0m (2000: £92.0m). Total international operating profit increased to £129.7m (2000: £87.9m).

Excluding the impact of Austria Tabak and Liggett-Ducat and the exceptional charge, adjusted international EBITA margin was 38.7% in 2001 (2000: 34.4%). Reflecting the growing contribution from Liggett-Ducat, which saw price increases and operational efficiencies improve EBITA margin to 13.0% in 2001 (2000 five month period of ownership: 7.6%), and the acquisition of Austria Tabak which had a contribution-period EBITA margin of 6.7%, the international adjusted EBITA margin was 16.1% (2000 including Liggett-Ducat for the five months of ownership: 29.3%). Austria Tabak's EBITA margin is impacted by its lower margin distribution businesses.

Interest The Group's net interest charge, before exceptional finance charges, was £93.5m in 2001 (2000: £94.0m). This charge reflected the financing of the acquisition of Austria Tabak during 2001, which required new bank facilities with higher interest rates than the previous arrangements. In addition, 2001 saw the impact of a full year's interest cost associated with the acquisition of Liggett-Ducat in August 2000. These adverse factors were more than offset by the absence of finance cost associated with the attainment of UK stock profits in 2000, and the benefit of lower average market interest rates in 2001 compared with 2000.

The acquisition of Austria Tabak was principally financed with new bank facilities, which have subsequently been largely refinanced through the issue of corporate bonds. One-off up front costs of £18.5m associated with the bank facilities have been reported as exceptional finance charges.

In 2001 the average cost of borrowings amounted to 6.3% (2000: 6.5%) and interest cost excluding the exceptional finance charges was covered 5.1 times by adjusted EBITA.

Taxation The tax charge of £82.1m for 2001 represents an effective rate of 25.4%, compared with 26.8% for 2000. The acquisition of Austria Tabak has enhanced the opportunity to retain the benefits of low-taxed retained earnings in Gallaher (Dublin) Limited and the deferred taxation provision previously established in anticipation of profit repatriation from Gallaher (Dublin) has been released. This reduction and the continuation of short-term tax relief for Liggett-Ducat have helped to keep the Group's effective tax rate below the UK statutory rate. In the near future Gallaher expects to continue to benefit from the lower tax rates of Gallaher (Dublin) and Liggett-Ducat, but this will be more than offset by the increased impact of non-deductible expenditure, mainly goodwill amortisation.

Minority The acquisition of Austria Tabak has given rise to minority interests amounting to £6.1m in 2001 (2000: nil). This comprises an amount of £4.6m reflecting the staged acquisition of Austria Tabak by the Group and the remainder reflects the minority interest in ATG, the German vending business, in which Gallaher has a 63.9% holding.

Earnings Earnings for 2001 were £234.5m, down 5.7% on 2000, and basic earnings per share decreased 5.0% to 37.3p. After goodwill amortisation charges of £10.1m in 2001, Liggett-Ducat was earnings enhancing in Gallaher's first full year of ownership. After removing amortisation charges of £33.3m and exceptional charges (including related tax credits), adjusted earnings per share have increased by 12.5% to 46.1p, from 41.0p in 2000.

Dividend The Board of Gallaher recommends a final dividend of 17.3p per ordinary share, amounting to a total dividend for the full year of 25.45p per ordinary share. This represents an increase of 7.2% over the 2000 total dividend of 23.75p per ordinary share.

Subject to shareholders approval at Gallaher's Annual General Meeting on 15 May 2002, the final dividend will be paid on 23 May 2002 to ordinary shareholders on the register at close of business on 22 March 2002. For ADS holders, The Bank of New York will convert the 69.2p ADS final dividend into US dollars, and distribute it to ADS holders on 31 May 2002.

Cash flow The Group continued to be highly cash generative in 2001, with a net cash inflow from operating activities of £590.9m. This reflected an 8.1% increase in EBITDA (earnings before interest, taxation, depreciation and amortisation) to £517.9m from £479.0m in 2000, an increase in non-cash charges in operating profit (largely comprising the £12.3m exceptional charge noted previously), and an improvement in the working capital position of the Group. This improved working capital position largely reflected a reduction in UK stock levels and an increase in excise duties payable, partly offset by an increase in Liggett-Ducat's trade debtors, reflecting the growth in its operations. In addition, increases in both debtors and creditors reflect phasing of cash receipts and payments for toll cards in Austria Tabak since acquisition.

Capital expenditure and financial investment of £118.3m was £38.9m above 2000 levels. This increase was attributable to a higher level of tangible fixed asset additions, which was partly offset by a reduction in the level of trademark acquisitions. 2001 saw an increased level of investment in the Group's UK operations, with investment in SAP information systems and in the factories in the Republic of Ireland, Russia and Kazakhstan.

Total expenditure on acquisitions, less net cash acquired, amounted to £1,154.0m in 2001. On 10 December 2001 Gallaher completed the acquisition of a small cigarette factory in Ukraine for £14.8m from Reemtsma Cigarettenfabriken GmbH.

To help finance these acquisitions, 2001 saw a net cash inflow from financing of £991.6m. Bank borrowings generated £87.1m and other loans, principally comprising bond issues, raised £756.4m of new finance. In addition, £148.1m was raised by the Group principally through the placing, on 26 June 2001, of 35.7m of new ordinary shares.

Other significant outflows comprised net finance payments of £88.7m, down from £94.0m in 2000, corporate taxation payments of £110.8m compared with £80.1m in 2000, and dividend payments of £151.2m. The increased taxation payments reflected the inclusion of Austria Tabak, a higher proportion of UK taxation paid on account in respect of the current year, and the cash flow benefit in 2000 of setting off advanced corporation taxation paid in previous years.

Net cash outflow in 2001 amounted to £27.2m and net debt at the year-end was £2,425.5m.

Treasury policies and financial risks The Group has a centralised treasury function that is responsible for the management of the Group's financial risks together with its liquidity and financing requirements. The treasury function is not a profit centre and the objective is to manage risk at optimum cost. Treasury operations are conducted within a framework of policies and guidelines authorised by the Board, and are monitored by the Treasury Committee, consisting of senior executives, including the Finance Director and Chief Executive. This framework provides flexibility for the best execution of Board approved strategies. Summaries of treasury activities and exposures are reported on a regular basis to the Board and the internal control environment is reviewed regularly.

The Group holds or issues financial instruments to finance its operations and to manage the interest rate and foreign exchange risks arising from its operations and from its sources of finance.

Financing and liquidity The Group's principal sources of financing in 2001 have been capital market issuance, bank borrowings, retained profits and an equity placing. It is the Group's policy to maintain sufficient committed borrowing facilities, with a mix of long- and short-term debt, to enable the Group to meet its business objectives.

At the year-end, capital market issuance amounted to £1,210m, comprising a £300m bond maturing in May 2009, a €375m bond maturing in August 2008, a €750m bond maturing in October 2006 and European medium term note issuance amounting to £223m. In addition, the Group's committed bank facilities comprised a syndicated term loan of £564m, maturing in June 2004, amortising term loans of €209m with a final repayment date in 2007, a syndicated revolving facility of £900m, maturing in June 2006, and working capital facilities amounting to £115m, maturing in April 2002. Since the year-end, the Group issued a €750m bond maturing in January 2005, and used the proceeds to repay part of the syndicated term loan due to mature in June 2004.

During the year the Group extended the maturity of committed debt facilities with bond issues, medium term private placements and refinanced the Group's committed syndicated bank facilities. The weighted average maturity of committed debt at the year-end was 4.3 years (2000: 3.0 years). The Group's objective for debt maturities is to ensure that the amount of debt maturing in any year is within the Group's ability to repay or refinance.

Following the acquisition of Austria Tabak, the Group's credit ratings were lowered one notch to BBB and Baa3 from Standard & Poor's, a Division of the McGraw-Hill Companies, and Moody's Investors Service Limited respectively. These ratings continue to allow the Group to access the international capital markets and issue debt to a global investor base.

Gallaher is committed to maintaining investment grade credit ratings. However, certain of the Group's debt instruments contain covenants that if the Group's credit rating is downgraded below BBB- in the case of Standard & Poor's or below Baa3 in the case of Moody's, additional interest accrues from the next interest period at the rate of 1.25 percentage points, in the case of both €750m bonds, and 0.9 percentage points in the case of the Group's committed syndicated bank facilities. In the event that both credit ratings are subsequently raised to BBB- and Baa3, respectively, the additional interest no longer accrues from the next interest period.

The only financial covenants applying to the Group's facilities relate to the committed revolving bank facilities. These require Gallaher to maintain interest cover above 3.5 times based on operating profit before depreciation, amortisation, and exceptional items; net debt below a multiple of operating profit before depreciation, amortisation, and exceptional items (4.25 times, on a pro forma basis, at 31 December 2001, falling to below 3.5 times by 31 December 2004); and consolidated net debt to remain below £3,000m. The Group continues to comply with all borrowing obligations and financial covenants have been satisfied.

Interest rate risk The Group is exposed to fluctuations in interest rates on its net debt. In order to manage the impact of adverse variations in interest rates on the Group's profits, the Group borrows at fixed and floating rates of interest and, where necessary, uses interest rate derivatives to maintain a target level of fixed interest rate cover in the current and subsequent two years of between 25% and 75% of the level of core debt. At the year-end, fixed interest rated debt represented approximately 70% of total gross debt. The sales of interest rate swap options, floors and caps have lowered the effective fixed interest rate payable. All interest rate derivative transactions have been accounted for as hedges.

Interest rate management improves the accuracy of the business planning process and helps manage the level at which EBITA covers net interest expense, which the Group currently aims to target at levels between 4.5 and 5.5 times.

Foreign currency risk Due to the international nature of its operations, the Group is exposed to exchange rate fluctuations on the translation of the results of overseas subsidiaries into sterling and trading transactions in foreign currencies.

The Group has continued its policy of only hedging balance sheet translation exposures to the extent that foreign currency liabilities, including borrowings, provide a natural hedge. On significant acquisitions of overseas companies, borrowings are raised in the functional currency of the operations to minimise translation risk. It remains the Group's policy not to hedge profit and loss account translation exposures.

Transaction exposures are hedged where deemed appropriate and where they can be reliably forecast with the use of forward exchange rate contracts. No such contracts were outstanding at the year-end.

Bank counter-party risk The Group has cash and bank deposits and other financial instruments that give rise to credit risks in the event of non-performance by counter-parties. Credit risk is managed by limiting the aggregate amount of exposure to any one entity and the Group's policy of only transacting with major international financial institutions with an investment grade credit rating.

Euro Following a three-year transition period, euro notes and coins were introduced on 1 January 2002 within 12 of the countries comprising the European Monetary Union. Gallaher had already completed all of the changes required to its systems and procedures and encountered no major problems with the change over.

Corporate governance

The Board supports the principles established by the Combined Code ("the Code"), contained in the report of the Committee on Corporate Governance which cover directors, directors' remuneration, relations with shareholders and accountability and audit.

The Company has operated in accordance with the principles and provisions of the Code, with the following three exceptions:

(i) Gallaher acquired Austria Tabak on 23 August 2001 following extensive operational, financial, legal and environmental due diligence. Since the acquisition the Group has been in the process of identifying any additional procedures which may be necessary to align this company with the Group's governance standards.

(ii) The Code provides that Boards should set as an objective the setting of notice periods for directors of one year or less. For executive directors, other than Mark Rolfe, Neil England and Heinz Schiendl, the notice period is currently two years. Effective 1 July 2002, this will change to one year. However, for all executive directors, other than Heinz Schiendl, for two years following a change in control of Gallaher Limited the notice period reverts to two years.

(iii) Schedule A to the Code provides that directors should be encouraged to hold shares awarded under long-term incentive schemes for a further period after vesting. Gallaher's executive directors are encouraged to hold shares in the Company through participation in two share based long-term incentive plans. There is no incentive provided to encourage these directors to retain any shares awarded under these plans beyond the date of vesting. However, they are encouraged to continue to own shares as they will require shares should they participate in a future Deferred Bonus Plan (a full description of the Deferred Bonus Plan and the other long-term incentive plan is available in the annual report and financial statements 2001).

In accordance with the principles of good corporate governance, the Board has appointed the following main Committees:

- Executive Committee
- Remuneration Committee
- Audit Committee
- Nominations Committee

The directors acknowledge that they have overall responsibility for the Group's system of internal control and for reviewing its effectiveness. The system of internal control comprises a process for identifying, evaluating and managing risks. This process was in place throughout the year and up to the date of approval of the annual report and accounts, is regularly reviewed by the Board and accords with the guidance in the Turnbull Report.

Summary remuneration report

The Remuneration Committee determines remuneration levels and conditions of employment for the executive directors and the company secretary and oversees the Group's employee share schemes. The Committee comprises four independent non-executive directors. The Board determines the remuneration of the non-executive directors. In order to attract, motivate and retain senior management of sufficient calibre the Group aims to provide a remuneration package which is competitive when compared to other UK consumer-oriented companies.

Summary of Board remuneration and interests in shares

					Remuneration
	Salary and fees £000	Annual bonus £000	Incentive plans £000	Benefits £000	Total 2001 £000
Executive directors					
Nigel Northridge	460	99	216	11	786
Bill Curry	250	54	195	16	515
Chris Fielden	280	60	293	22	655
Mark Rolfe	300	64	63	20	447
Nigel Simon	315	67	184	85	651
Non-executive directors					
Peter Wilson	200	–	591	1	792
Sir Graham Hearne	66	–	–	–	66
Richard Brooke	35	–	–	–	35
John Gildersleeve	31	–	–	–	31
Thomas Hays	31	–	–	–	31
Tony Portno	31	–	–	–	31
Total	1,999	344	1,542	155	4,040

Included in the benefits figure for Nigel Simon are one off costs of £61,907 and ongoing costs of £2,093 relating to his relocation to Vienna. Peter Wilson's remuneration includes incentive plan payments as an executive director.

Interests in shares	Ordinary shares at 31/12/01	Sharesave options at 31/12/01	Maximum conditional awards 31/12/01
Executive directors			
Nigel Northridge	53,661	8,333	225,547
Bill Curry	55,988	3,261	124,223
Chris Fielden	64,371	8,333	148,770
Mark Rolfe	20,593	8,333	84,165
Nigel Simon	39,445	–	142,787
Total	234,058	28,260	725,492

Interests in shares	Ordinary shares at 31/12/01
Non-executive directors	
Peter Wilson	230,072
Sir Graham Hearne	5,092
Richard Brooke	5,060
John Gildersleeve	25,410
Thomas Hays	61,160
Tony Portno	5,000
Total	331,794

Long-term incentive plans Gallaher has two long-term incentive plans designed to align the interests of the executives with those of the shareholders over the long term through the allocation of ordinary shares in the Company, contingent upon the Group's performance. A full description of the plans is available in the Annual Report and Financial Statements 2001. Conditional awards have been made to the executive directors under these plans. The vesting of these awards is conditional upon the achievement of certain targets over three three-year performance periods spanning the financial years 1999–2003. Awards have vested in this period for the 1998–2000 plans as detailed in the remuneration table. Targets relate to both total shareholder return ("TSR"), relative to the performance of those companies in the FTSE 100 Share Index at the time the award is made, and real growth in earnings per share. The targets set for real growth in earnings per share for both plans for the performance period 2001–2003 are 3% real growth per annum for the minimum threshold and 8% real growth per annum to achieve the maximum applicable award.

The terms noted above reflect those currently in place. It is proposed, however, to change certain terms.

The Remuneration Committee, advised by Towers Perrin, has conducted a review of Gallaher's remuneration practices to more closely align senior executives' incentives with best practice and to further encourage them to acquire and hold Gallaher shares. It is proposed that the upper limit for participation in the Deferred Bonus Plan be increased from one-third to 100% of the annual bonus and that the maximum awards made under the Performance Share Plan be increased from 75% to 100% of salary. At present, awards under the Performance Share Plan vest one half according to TSR achieved and one half according to growth in earnings per share. It is proposed that in future the only measure be earnings per share. The achievement of TSR is subject to volatility caused by factors outside management's control such as litigation in the United States and the behaviour of the shares as a defensive stock. Achievement of growth in earnings per share is, however, largely dependent on management's performance and is not so subject to outside influences as is TSR. It also reflects a key requirement of shareholders, namely a robust income stream from which to fund dividends.

All these changes are subject to shareholder approval at the AGM.

Real growth in earnings per share over the 1999 – 2001 performance period was 6.9% per annum and the total shareholder return of the Company was at the 73rd percentile as measured against the FTSE 100. Under the deferred bonus plan, 100% of the original conditional awards for that period are expected to vest, and under the performance share plan, 96.8%. Gains attributable to each director will be disclosed as remuneration in 2002.

Differences between UK and US generally accepted accounting principles

The Group prepares its financial statements in accordance with generally accepted accounting principles in the United Kingdom ("UK GAAP") which differ from those generally accepted in the United States ("US GAAP"). The following statements summarise the adjustments which reconcile profit for the financial year and equity shareholders' funds under UK GAAP to the amounts which would have been reported had US GAAP been applied in respect of the year ended 31 December 2001.

	Notes	*2001 $m **	**2001 £m**
Profit for the financial year			
Profit for the financial year as reported in the Group profit and loss account under UK GAAP		*341.2*	**234.5**
Pension costs	(a)	*5.3*	**3.6**
Capitalised interest	(b)	*0.9*	**0.6**
Shares held by the employee benefit trust	(c)	*(3.1)*	**(2.1)**
Savings related share option scheme	(d)	*(1.2)*	**(0.8)**
Mark to market adjustments on derivatives	(e)	*(20.2)*	**(13.9)**
Business combinations – goodwill and intangible amortisation	(f)	*14.1*	**9.7**
Acquisition inventory step up	(g)	*(22.1)*	**(15.2)**
Debt facility arrangement fees	(h)	*10.0*	**6.9**
Deferred taxation on adjustments		*8.6*	**5.9**
Net income under US GAAP		*333.5*	**229.2**

	*2001 Cents **	**2001 Pence**
Earnings per ordinary share/ADS		
Basic earnings per ordinary share under US GAAP	*53.1*	**36.5**
Basic earnings per ADS under US GAAP **	*212.4*	**146.0**
Diluted earnings per ordinary share under US GAAP	*53.0*	**36.4**
Diluted earnings per ADS under US GAAP **	*212.0*	**145.6**

	Notes	*2001 $m **	**2001 £m**
Equity shareholders' funds			
Equity shareholders' funds as reported in the Group balance sheet under UK GAAP		*(469.2)*	**(322.5)**
Pension costs	(a)	*168.0*	**115.5**
Capitalised interest	(b)	*4.8*	**3.3**
Shares held by the employee benefit trust	(c)	*(4.8)*	**(3.3)**
Mark to market adjustments on derivatives	(e)	*(23.9)*	**(16.4)**
Business combinations – goodwill and intangible amortisation	(f)	*14.1*	**9.7**
Acquisition inventory step up	(g)	*(22.2)*	**(15.2)**
Debt facility arrangement fees	(h)	10.0	**6.9**
Deferred taxation on adjustments		*(38.7)*	**(26.7)**
Proposed dividend	(i)	*163.0*	**112.0**
Equity shareholders' funds under US GAAP		*(198.9)*	**(136.7)**

* US dollar equivalents are provided for reader convenience at the 31 December 2001 exchange rate of £1: US$1.455.
** Each ADS represents four ordinary shares.

Notes

(a) Pension costs Under UK GAAP, pension costs are determined in accordance with the UK Statement of Standard Accounting Practice ("SSAP") 24, with costs being expensed over employees' working lives. Under US GAAP, pension costs are determined in accordance with the requirements of the Statements of Financial Accounting Standards ("FAS") 87 and 88. US GAAP requires valuation of plan assets and obligations to be based on the fair value of plan assets and assumed discount rates in measurement of plan objectives. UK GAAP requires valuation to be based on actuarial long-term assumptions of both liabilities and the expected rate of return on assets.

(b) Capitalised interest Under US GAAP, interest incurred as part of the cost of constructing fixed assets is capitalised and amortised over the lives of the qualifying assets in accordance with FAS 34. In accordance with common UK practice, Gallaher does not capitalise such interest in its financial statements.

(c) Shares held by the employee benefit trust ("EBT") Under UK GAAP, shares of the Company held by the EBT to satisfy rights to shares arising from Gallaher's long-term share incentive plans are recorded at cost as fixed asset investments and amortised over a period of three years, after which the share awards are expected to vest. Under US GAAP, these shares are recorded at cost and reflected as a deduction from shareholders' funds. In addition, under US GAAP, the estimated fair value of the benefits accruing to individuals during the year from share awards is charged to the income statement.

(d) Savings related share option scheme Under UK GAAP, the Company is not required to charge to the profit and loss account any benefits accruing to individuals under its savings related share option scheme. Under US GAAP, the difference between the share price at the date of the option grant and the option exercise price, must be charged to the income statement over the option period, being three, five or seven years.

(e) Derivative financial instruments The Group has entered into certain interest rate swap transactions with contractual maturities exceeding those of the underlying debt being hedged, in anticipation of there being additional floating rate debt when the existing debt matures. Under UK GAAP, derivative financial instruments that reduce exposures on anticipated future transactions may be accounted for using hedge accounting. The Group adopted FAS 133, as amended by FAS 137 and FAS 138, on 1 January 2001. FAS 133 requires that all derivatives be recorded on the balance sheet at fair value and changes in the fair values be recognised immediately in earnings where specific hedge accounting criteria are not met. The Group has decided not to satisfy the FAS 133 requirements to achieve hedge accounting, where permitted, and recorded an unrealised loss of £7.3m in equity shareholders' funds upon adoption of the standard. In 2001, £3.2m of the unrealised loss was amortised into earnings and an additional £3.7m will be amortised into earnings during 2002.

(f) Business Combinations Both UK and US GAAP require purchase consideration to be allocated to the net assets acquired at their fair value on the date of acquisition. Under UK GAAP, goodwill arising, and separately identifiable and separable intangible assets acquired on acquisition are capitalised and amortised over their estimated useful lives.

Under US GAAP goodwill arising and identifiable intangible assets have been capitalised in accordance with FAS 141 "Business Combinations". The identifiable intangible assets are being amortised over their estimated useful lives. In accordance with the transitional rules of FAS 142 "Goodwill and other Intangible Assets" goodwill arising on business combinations completed after 30 June 2001 is not amortised but will continue to be evaluated for impairment. Goodwill arising on business combinations computed prior to 1 July 2001 continues to be amortised over its estimated useful lives.

(g) Inventory step up For the purposes of acquisition accounting under UK GAAP, the fair value of inventory is the acquired company's current cost of reproducing that inventory. Under US GAAP, the fair value of such inventory is determined as the selling price less costs to sell.

(h) Debt facility arrangement fees Under UK GAAP debt facility arrangement fees are expensed as incurred when the expected timing and quantum of drawdown is uncertain. Under US GAAP these fees are capitalised and amortised over the facility term, regardless of expectation of drawdown.

(i) Ordinary dividends Under UK GAAP, ordinary dividends are provided in the financial statements in the period in which they are proposed by the Board for approval by the shareholders. Under US GAAP, dividends are not provided for until declared.

Environment and health and safety

The Group fully accepts its responsibilities both to ensure its operations are sustainable so far as the environment is concerned and to secure the health and safety at work of its employees.

Gallaher encourages both its operating facilities and employees to participate in wider activities in their local communities with clear social benefits. It believes the implementation of sound sustainability principles offers environmental, social and commercial benefits.

To openly demonstrate its commitment to these objectives and encourage communication with interested stakeholders, the Group has launched a dedicated Environment, Health and Safety ("EHS") area on its website, which includes its first comprehensive EHS Report. Interested stakeholders will find statistical and other information about EHS performance on the website.

A committee of the Group Board, chaired by the Group Legal Director, meets six-monthly to review the EHS performance of Group companies worldwide.

In the UK, the Operations Director is responsible for EHS matters. He chairs the Gallaher Limited Environment Committee and the Occupational Health Executive Committee, the latter having responsibility for occupational health and safety and occupational hygiene issues. These Committees oversee compliance with legislation, agree how environmental and health and safety performance should be measured and review progress. The Environment Committee comprises members of senior management and sets qualitative and quantitative objectives for improvements in environmental performance. For example, a target has been set for the energy used per million cigarettes manufactured to reduce by 10% by the end of 2003, using 1999 as a base. The Occupational Health Executive Committee similarly comprises members of senior management. It addresses existing and emerging health and safety issues, agrees company-wide priorities and reviews individual location or division performance.

Each location or division is required to prepare and implement its own Environment Policy, in line with Group requirements. At each site, an Environmental Protection Manager is appointed with site-specific responsibilities.

Policies and other essential EHS information are available to all employees via the Group EHS pages on the company intranet. The intranet also offers a channel to enable company-wide consultation. Information about Gallaher's environmental performance is also communicated to all employees through the Gallaher in-house magazine. Employees are encouraged to put forward suggestions to help improve environmental performance.

The Group participates in the annual Business in the Environment Index of Corporate Environmental Engagement of FTSE 350 companies. In the Sixth Index (which covers 2001: results published in February 2002), Gallaher's score increased to 72%, up from 59% in the Fifth Index. In the overall rankings, the Group was placed 90th out of 192, up from 107th out of 184. Gallaher believe's the Index provides a useful means of benchmarking performance and identifying areas for potential improvement. The Index results continue to confirm the established focus of Group environmental policy is correct.

The Group:

- has procedures for keeping abreast of new environmental legislation and engages with the industry and legislators to discuss the impact of proposed legislation;
- maintains awareness of relevant environmental technologies;
- when considering development opportunities and introducing new methods and processes, assesses and cost-effectively minimises any environmental impact through the use of work practices and technologies which are both technically sound and commercially feasible;
- seeks cost-effective improvements to existing methods and processes to reduce the use of non-renewable natural resources and the generation of waste materials and substances;
- takes steps to ensure that wastes which cannot be reprocessed on-site are disposed of in such a way that they can, in order of preference, be recycled for the same, or an alternative, use, or that the energy they contain can be recovered or that they are subject to a disposal process which minimises the environmental impact of such waste;
- when purchasing, takes into account available recycled, recyclable and reusable materials and substances and procures them where appropriate and cost-effective;
- prepares and keeps under review procedures to be implemented in the event of foreseeable environmental emergencies;
- has obtained the necessary Consents to Discharge to sewers and rivers from the relevant authorities and takes steps to ensure that all such discharges are within Consent limits;
- has obtained the necessary Authorisations to operate tobacco processes from the local authorities responsible for enforcement of the Environmental Protection Act 1990 (and Northern Ireland equivalent);
- ensures that all controlled and special wastes are only removed by registered waste carriers, with records of all transfers of wastes being kept, in fulfilment of its Duty of Care obligations and related legislation;

- actively encourages and implements measures directed at waste minimisation and recycling (the Group is a founder member of VALPAK, the packaging waste recovery organisation, its Northern Ireland equivalent (VALPAK NI) and of REPAK, the Republic of Ireland equivalent);
- has established a comprehensive product packaging and weight information database on the Gallaher customers' trade information secure website;
- follows best practices in the interests of energy conservation;
- pays special attention to minimise any risk from legionella; and
- ensures that the use of substances claimed to be capable of depleting the ozone layer is minimised, that all plant and equipment containing such substances is properly maintained and that proper arrangements are made for the safe recovery or disposal of all such substances.

Following the achievement by Lisnafillan in 1999 of the statutory "Authorisation to operate a tobacco process", required under new environmental legislation, the agreed upgrade programme is being implemented well in advance of the programme required by the local authority. During 2001, new continuous indicative monitoring equipment was installed. Commissioning will be completed during 2002. This will bring both operational and environmental benefits. Similar monitoring equipment was commissioned during 2001 at Cardiff.

2001 has seen the first full year of operation of the fully upgraded Lisnafillan boiler house. Lisnafillan carbon dioxide emissions per unit cigarette production are now the lowest on record. Energy consumption per unit cigarette production has improved by 4% since 1999, demonstrating solid progress towards the end-2003 10% improvement target. As a result of lobbying by Gallaher, in conjunction with other interested groups, the Northern Ireland authorities announced during 2001 that the natural gas pipeline would be extended to Londonderry by approximately 2007. Gallaher will be pressing for access to this new pipeline thereby enabling the full environmental and commercial benefits offered by the boiler house upgrade to be realised.

At Liggett-Ducat, Moscow, an open day was held during November 2001. As a follow-up to a similar event held during 2000, this enabled interested stakeholders, including members of the public and representatives of local official bodies, to observe at first-hand progress being made through implementation of the site environmental improvement programme. These improvements include the installation of sophisticated particulate and odour emission control plant, additional noise attenuation equipment and waste-water treatment facilities. The open day thereby served to demonstrate the reality of the site's policy to engage openly with neighbouring communities on environmental issues.

In Kazakhstan, Gallaher sets out to comply fully with the demanding environmental standards set by the responsible bodies. With water use being a significant environmental aspect, new water use monitoring equipment was installed during 2001. This is demonstrating the factory's use of this natural resource to be sustainable. During 2002, a new sewage treatment bio-processing plant will be installed, with the aim of producing irrigation-quality water and fertiliser.

Recognising that primary freight transport and the business use of cars by sales forces can have significant environmental impacts, during 2001 work commenced on the development of commercially and environmentally relevant fuel use and related transport environmental performance indicators. Initially, information is being collated from the UK and France. UK primary freight transport fuel efficiency improved by 0.95% during 2001. In France, the quantity of fuel used by the sales force in 2001 per million cigarettes sold decreased by 1.9% compared with 1999.

During 2001, a start has been made on developing water use efficiency as an environmental performance indicator. This information will be used to drive continual improvement, primarily at facilities where water use is identified as a significant environmental impact or where significant cost savings can be made.

During 2002, an updated safety management system will be introduced, reinforcing Gallaher's commitment to continual improvement. The system is centred on 14 health and safety procedures, each addressing how Gallaher facilities are to cover a specific health and safety issue. Gallaher believes that sustained health and safety performance improvement is best achieved through evolution rather than sudden change. Accordingly wide consultation has already taken place, including the posting of draft procedures on the Group EHS Intranet Site.

Gallaher is also committed to using appropriate information technology to deliver enhanced health and safety performance. As an example of this commitment, at the end of 2001 Gallaher procured a system to deliver interactive health and safety training, covering core health and safety topics, over the Intranet. The system will be rolled out during 2002.

Regulation and litigation

Overview Gallaher is committed to being a good corporate citizen, behaving responsibly and with a transparency of approach. To this end it has established and adheres to a number of policies and principles governing the Group's conduct which underpin the Group's relationship both to those responsible for public health and those who choose to smoke. Gallaher operates with a demonstrated sense of responsibility and responsiveness to the issues surrounding smoking and health, recognising the rights and responsibilities of Governments around the world to regulate the manufacture, distribution and marketing of tobacco products. For its own part, the Group has an established range of corporate and environmental policies consistent with its standing.

The tobacco market in developed economies has been subject to significant regulatory influence and/or voluntary agreements in recent years, including: the levying of substantial tax and duty charges; the imposition of restrictions on advertising and marketing; the display of health warnings and statements of relative tar and nicotine yields on cigarette packaging; regulations on the smoke yields of cigarettes; and, increased restrictions such as the prohibition of smoking in many public places and raising the age at which cigarettes may be purchased.

The Group has a long history of managing its business successfully within a regulatory climate. Over the years, the Group has had the opportunity of dialogue with successive Governments and politicians of all parties and has co-operated on a range of issues related to tobacco and smoking. In recent years, the Group has reduced its susceptibility to regulatory changes in any single country by expanding its international operations, including the acquisitions of Liggett-Ducat and Austria Tabak.

Advertising, promotion and brand building continue to play a key role in the Group's business, with significant expenditure on programmes in the UK and overseas to support its key brands and to develop markets for new brands and brand extensions. The Group will use the full range of advertising and sponsorship opportunities allowed to it for as long as these are available. However, it is possible that further regulation in respect of advertising, promotion and sponsorship in its key markets could have an adverse effect on the Group's sales and operating performance.

Pending/proposed regulation Within the EU, a Directive on the approximation of the laws, regulations and administrative provisions of the EU Member States concerning the manufacture, presentation and sale of tobacco products was adopted in June 2001 and must be implemented into EU Member States' national law by September 2002. Its provisions include, amongst other matters, requirements that:

- by December 2002, and annually thereafter, Member States shall require manufacturers and importers of tobacco products to submit to them a list of all ingredients, and quantities thereof, used in the manufacture of those tobacco products by brand name and type;
- from October 2003, texts, names, trade marks and figurative or other signs suggesting that a particular tobacco product is less harmful than others shall not be used on the packaging of tobacco products;
- from October 2003, each unit packet of cigarettes marketed within the EU (October 2005 for other tobacco products) must carry new and significantly larger health warnings on the front and back;
- from January 2004, the smoke yield of cigarettes released for free circulation, marketed or manufactured in the EU Member States shall not be greater than: 10 mg per cigarette for tar; 1 mg per cigarette for nicotine; and, 10 mg per cigarette for carbon monoxide;
- by January 2005, as regards cigarettes manufactured within, but exported from, the European Community, Member States may apply the smoke yield limits laid down in the Directive but shall, in any event, do so by 1 January 2007 at the latest; and,
- furthermore, by December 2002, the Directive provides that the Commission shall adopt rules allowing for the use of colour photographs or other illustrations to depict and explain the health consequences of smoking.

The EU Commission has also been involved in discussions with the World Health Organisation regarding a Framework Convention on Tobacco Control – a new legal instrument that may address issues including tobacco advertising and promotion, agricultural diversification, smuggling, taxes and subsidies.

In September 2001, a draft Directive of the European Parliament and Council on the approximation of the laws, regulations and administrative provisions of the Member States relating to the advertising and sponsorship of tobacco products was published. It proposes to ban the advertising of tobacco products: in the press and other printed publications; in radio broadcasting; in information society services; and, through tobacco related sponsorship, including the free distribution of tobacco products. It is proposed that Member States shall bring into force the laws, regulations and administrative provisions necessary to comply with this draft Directive by July 2005 at the latest.

In the UK, Private Members' Tobacco Advertising and Promotion Bills were introduced to the House of Lords and subsequently into the Scottish Parliament in 2001. These Bills also propose the banning of tobacco advertising and promotion (including sponsorship) with certain limited exceptions.

The tobacco market and the regulatory environment in the Republic of Ireland is different from that in the UK. Irish legislation creates a framework for the price at which cigarettes can be sold. The advertising and promotion of tobacco products is also subject to greater restrictions in the Republic of Ireland than in the UK. Additionally, the Irish Government has published a Public Health (Tobacco) Bill. If it becomes law, it would give wide-ranging powers to a Tobacco Control Agency. The Bill also proposes new regulations and controls on the sale and marketing of tobacco products and the smoking of tobacco products in public places.

In January 2002, a federal law banning smoking in public places and the sale of cigarettes to those under 18 years of age was introduced in Russia. Additionally, loose cigarettes or packs containing fewer than 20 cigarettes are no longer permitted.

Taxation In February 2002, the EU adopted a Directive increasing the minimum excise rates on all tobacco products. The provisions also include the introduction of a minimum excise burden of €60 per thousand cigarettes on the most popular price category of cigarettes from 1 July 2002. This will increase to €64 per thousand cigarettes in July 2006. For certain Member States, transitional periods to comply with the new cigarette rates are provided by the Directive.

A significant factor affecting the Group's operations are the excise taxes levied on tobacco products. In the UK, for instance, duty increases represent an annual direct increase in the Group's cost of sales, which, if passed on to the consumer, would be expected to affect the consumption of tobacco products. The Group has generally passed on the full duty increases to its customers in recent years, with the result that these amounts are included in turnover and cost of sales.

In previous years, in the UK, Gallaher had earned additional profits from the sale of some stock on which duty had been paid at rates prior to the Government duty increases. However, with effect from January 2001, the UK Government introduced regulations that restrict the pre-payment of duty ahead of its Budgets. Any change in the timing of the Budget announcement or duty increase, or in the regulations relating to the application of duty increases, could have a material impact on the Group's operating performance.

The continuing impact of price increases in the UK cigarette market, principally due to substantial duty increases in recent years, has resulted in reduced annual industry volumes, greater price competition, trading down by consumers to lower price cigarette brands, and a growth in non-UK duty paid cigarette consumption (both smuggled and legitimate cross border purchases). These changes have a particular impact upon the Group, as the majority of its UK sales are in the premium sector of that cigarette market. Gallaher believes the widening price differentials between the UK and Continental Western Europe and other parts of the world have led to a significant increase in the smuggled market for cigarettes. Currently, Gallaher estimates that around 30% of cigarettes and around 70% of handrolling tobacco smoked in the UK are not purchased within the duty paid UK market.

As an anti-smuggling measure, the Government introduced regulations prohibiting manufacturers and importers from supplying cigarettes and handrolling tobacco without the statement "UK duty paid" printed on the packaging from 1 April 2001. Display and sale of unmarked packs was illegal from 1 July 2001.

The Group supports and endorses H.M. Customs and Excise activities, and those of other regulatory authorities, to stop smuggling of tobacco products and also welcomes the UK Government's measures to strengthen Customs' activities. Gallaher has a history of co-operation with H.M. Customs and Excise investigations into smuggling and continues to respond readily to requests for information on its sales and its customers.

The UK Inland Revenue has indicated to Gallaher that it will deny relief for UK corporation tax purposes in respect of interest payable by Gallaher on its borrowings taken out in connection with the demerger from Fortune Brands in 1997. Gallaher believes that the Inland Revenue's position is incorrect, and Gallaher intends to claim tax relief for the interest and, if necessary, challenge the Inland Revenue's position during any subsequent tax audit and in the courts. Fortune Brands has agreed to indemnify Gallaher for 50% of the taxes attributable to such possible loss of tax relief, if any, subject to a maximum indemnification of £65m, as well as 50% of the tax, if any incurred by Gallaher on the indemnity payment.

Litigation Certain companies in the Group are currently defendants in actions in the UK and Ireland, where the plaintiffs are seeking damages for ailments claimed to have resulted from tobacco use or exposure to tobacco smoke. There are no current or pending claims in England and Wales against Gallaher. As of 1 March 2002, Gallaher is involved as a defendant in three dormant individual cases in Scotland and one claim in Northern Ireland where plaintiffs seek damages for ailments claimed to have resulted from tobacco use. In the Republic of Ireland, writs have been issued against Gallaher on behalf of 176 plaintiffs. On 14 February 2002, a draft Statement of Claim in one case was served on Gallaher, and the other tobacco companies, making wide-ranging allegations against such companies and against Ireland, the Attorney General and the Minister for Health and Children. The plaintiffs have also obtained permission from the Court to join Ireland, the Attorney General and the Minister for Health and Children as parties to the proceedings. Gallaher is not a party to smoking litigation anywhere else in the world.

In Ireland, an interim report published by the Joint Committee on Health and Children in 1999 recommended, amongst other matters, that the Irish State, the Health Boards and private health insurers should issue proceedings against the Irish tobacco companies for recovery of health care costs incurred by such parties and attributed to smoking over the years. This report and a second interim report of that Committee remains under consideration by the Minister for Health and Children and no notification of action or of an intention to make a claim has been received by Gallaher, or so far as Gallaher is aware the other tobacco companies, from the State, the Health Boards or the private health insurers.

To date, there has been no recovery of damages against any Group company in any action alleging that its tobacco products have resulted in human illnesses. It is not possible to predict the outcome of the pending litigation. Gallaher believes that there are meritorious defences to these actions and claims and that the pending actions will not have a material adverse effect upon the results of the operations, the cash flow or financial condition of the Group. The pending actions and claims will be vigorously contested. There can, however, be no assurance that favourable decisions will be achieved in the proceedings pending against the Group, that additional proceedings will not be commenced in the UK or elsewhere against Group companies, that those companies will not incur damages, or that, if incurred, such damages will not have a material impact on Gallaher's operating performance or financial condition. Regardless of the outcome of the pending litigation, the costs of defending these actions and claims could be substantial and will not be fully recoverable from the plaintiffs, irrespective of whether or not they are successful.

In Saudi Arabia, a former distributor of Gallaher International Limited began a mediation process in 2001 against American Tobacco Company, British American Tobacco and Gallaher International, relating to the termination of a distribution agreement in October 1995 and claiming damages of US$39,750,000. At a mediation hearing in June 2001 Gallaher rejected the claim against it in its entirety, indicating that any proceedings would be vigorously resisted. That position was subsequently confirmed in writing in July 2001. Gallaher has received no further communication from the mediator since then.

Cautionary statement This announcement includes "forward-looking statements" within the meaning of the US Federal Securities laws. All statements other than statements of historical fact included in this announcement, including, without limitation, statements regarding Gallaher's future financial position, strategy, projected sales, costs and results, plans, litigation outcomes and timetables, the successful integration of Austria Tabak into our Group, and objectives of management for future operations, may be deemed to be forward-looking statements. Although Gallaher believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors could cause actual results to differ materially from Gallaher's expectations including, without limitation, changes in general economic conditions, foreign exchange rate fluctuation, competitive product and pricing pressures, the impact of excise tax increases, regulatory developments, the uncertainties of litigation, difficulties in completing and integrating acquisitions and production or distribution disruptions, as well as other uncertainties detailed from time to time in Gallaher's filings with the US Securities and Exchange Commission. The risks included here are not exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Investors should also be aware that while we do, from time to time, communicate with securities analysts, it is against our policy to disclose to them any material non-public information or other confidential commercial information. Accordingly, investors should not assume that we agree with any statement or report issued by any analyst irrespective of the content of the statement or report. Furthermore, we have a policy against issuing or confirming financial forecasts or projections issued by others. Thus, to the extent that reports issued by securities analysts contain any projections, forecasts or opinions, such reports are not our responsibility.

Five year review	**2001 £m**	2000 £m	1999 £m	1998 £m	1997 £m
Turnover					
UK	**3,714.1**	3,691.6	3,714.2	3,659.4	3,838.0
International	**2,083.8**	761.9	628.7	595.6	576.8
	5,797.9	4,453.5	4,342.9	4,255.0	4,414.8
Duty					
UK	**3,080.3**	2,984.0	2,989.9	2,958.1	3,093.5
International	**1,001.8**	430.8	391.8	358.8	352.1
	4,082.1	3,414.8	3,381.7	3,316.9	3,445.6
EBITA (i)					
UK	**306.6**	347.6	348.7	324.3	322.5
International	**173.7**	96.9	77.7	69.4	63.4
	480.3	444.5	426.4	393.7	385.9
EBITA margin (ii)					
UK	**48.4%**	49.1%	48.1%	46.2%	43.3%
International	**16.1%**	29.3%	32.8%	29.3%	28.2%
	28.0%	42.8%	44.4%	42.0%	39.8%

(i) EBITA before exceptional items (demerger costs in 1997, abortive acquisition costs in 1999 and provision against inventory and receivables associated with a distribution agreement in 2001).
(ii) EBITA as a percentage of turnover excluding duty.

Financial calendar	2001 Interim	2001 Final	2002 Interim	2002 Final
Ordinary shares				
Announced	5 September	6 March 2002	September	February/March 2003
Ex-dividend	12 September	20 March 2002	September/October	March/April 2003
Record date	14 September	22 March 2002	SeptemberOctober	March/April 2003
Payment	20 November	23 May 2002	November	May 2003

Stockbrokers
Dresdner Kleinwort
Wasserstein
20 Fenchurch Street
London EC3P 3DB

Merchant Bankers
Dresdner Kleinwort
Wasserstein
20 Fenchurch Street
London EC3P 3DB

Auditors
PricewaterhouseCoopers
1 Embankment Place
London WC2N 6RH

Solicitors
Simmons & Simmons
One Ropemaker Street
London EC2Y 9SS

Investor information

Registrar Enquiries concerning holdings of the Company's ordinary shares and notification of a holder's change of address should be addressed to Capita IRG, at the address shown below.

American Depositary Receipt ("ADR") The Company's ordinary shares are listed on the New York Stock Exchange in the form of American Depositary Shares ("ADS"), evidenced by ADRs and traded under the symbol "GLH". Each ADS represents four ordinary shares. All enquiries regarding ADS holder accounts and payment of dividends should be directed to The Bank of New York, the ADR Depositary Bank for the Gallaher Group ADR programme, at the address shown below.

Dividend payments to ADS holders Dividend payments to ADS holders are made in US dollars by the ADR Depositary Bank. Payment of the final dividend for the year ended 31 December 2001 will be made on 31 May 2002 to holders of record on 22 March 2002 converted at the £/US$ exchange rate on 23 May 2002. The double taxation convention between the United Kingdom and the United States entitles qualifying US resident ADS holders to a tax credit of 1/9th of the dividend subject to a withholding tax equal to that tax credit. The withholding tax will be treated as a foreign income tax that, subject to certain limitations, may be eligible for credit against the ADS holder's federal income taxes.

2002 Annual General Meeting The 2002 Annual General Meeting ("AGM") of shareholders is due to take place in London on 15 May 2002.

Voting by ADS holders At the AGM on 15 May 2002, ADS holders who were ADS holders on the AGM record date of 27 February 2002 may instruct The Bank of New York how the ordinary shares represented by their ADSs should be voted by completing and returning a voting instruction card.

Form 20-F The Company is subject to the reporting requirements of the Securities and Exchange Commission ("SEC") in the United States, as such requirements apply to foreign companies, and files with the SEC its Form 20-F. Copies of the Form 20-F can be obtained in the United States by contacting The Bank of New York's ADR department.

Dividend Reinvestment Plan ("DRIP") Gallaher has DRIPs for shareholders, to enable them to reinvest their cash dividend in existing shares in the Company. For ordinary shareholders, the Plan, which enables shares to be bought on the London Stock Exchange at favourable transaction costs, is administered by the Company's Registrar, Capita IRG. The Bank of New York administers the DRIP, Global BuyDIRECT, for ADS holders.

Individual Savings Accounts ("ISA"s) Gallaher has introduced a Corporate sponsored ISA through The Share Centre, an independent stockbroker, regulated by the Securities and Futures Authority ("SFA") and a member of the London Stock Exchange. Further information may be obtained from the The Share Centre.

Share dealing Gallaher has arranged a low cost share dealing facility through The Share Centre, regulated by the SFA and a member of the London Stock Exchange, under which existing and new shareholders may buy or sell Gallaher shares at 1% commission. There is a minimum charge of £2.50 for purchases and a minimum charge of £7.50 for sales. Further information may be obtained from The Share Centre.

The publication of the information regarding the Gallaher Corporate ISA and share dealing facility has been approved for the purposes of Section 57 of the Financial Services Act 1986, by The Share Centre Limited, regulated by the SFA. This service may not be suitable for every investor and if in any doubt you should contact a financial advisor. Share prices, values and income can go down as well as up and investors may get back less than their initial investment.

The Share Centre
PO Box 2000
Oxford House
Oxford Road, Aylebury
Bucks HP21 8ZB
Freephone: 0800 800008

Enquiries

Registered office
Gallaher Group Plc
Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
United Kingdom
Tel: 01932 859777
Fax: 01932 832792
www.gallaher-group.com

Registrar
Capita IRG Plc
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU
United Kingdom
Tel: 020 8650 4866

ADR Depositary Bank
The Bank of New York
Shareholder Relations
PO Box 11258
Church Street Station
New York
NY 10286-1258
United States of America
Tel: (1-888) BNY ADRS

US Investor Relations
Taylor Rafferty Associates, Inc.
205 Lexington Avenue
7th Floor
New York
NY 10016
United States of America
Tel: (212) 889 4350
Fax: (212) 683 2614

Enquiries concerning holdings of ordinary shares and ADSs, including changes in address and other details, should be addressed to the Registrar for ordinary shares and to the ADR Depositary Bank for ADSs.

A copy of this review has been sent to each shareholder. For further copies, or information on Gallaher, please contact the registered office or, in the US, Taylor Rafferty Associates.


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